Grupo TMM, S.A.B. and subsidiaries
Balance Sheet*
- millions of dollars –

	December 31, 2009	December 31, 2008
Current assets:		
Cash and cash equivalents	84.241	168.447
Accounts receivable		
Accounts receivable - Net	47.580	56.548
Other accounts receivable	32.799	23.750
Prepaid expenses and others current assets	9.934	11.653
Total current assets	174.554	260.398
Property, machinery and equipment	824.200	806.911
Cumulative Depreciation	(145.482)	(124.396)
Property, machinery and equipment - Net	678.718	682.515
Other assets	54.853	47.821
Deferred taxes	97.274	97.276
Total assets	1,005.399	1,088.010
Current liabilities:		
Bank loans and current maturities of long-term liabilities	14.800	21.063
Sale of accounts receivable	7.869	14.976
Suppliers	28.156	33.039
Other accounts payable and accrued expenses	46.114	38.827
Total current liabilities	96.939	107.905
Long-term liabilities:		
Bank loans	72.171	64.795
Trust certificates debt	677.520	615.609
Sale of accounts receivable	12.047	101.035
Other long-term liabilities	26.131	27.483
Total long-term liabilities	787.869	808.922
Total liabilities	884.808	916.827
Stockholders´ equity		
Common stock	155.240	114.058
Retained earnings	(12.177)	82.117
Initial accumulated translation loss	(17.757)	(17.757)
Cumulative translation adjusted	(11.976)	(13.312)
	113.330	165.106
Minority interest	7.261	6.077
Total stockholders´ equity	120.591	171.183
Total liabilities and stockholders´ equity	1,005.399	1,088.010

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Income*
- millions of dollars -

	Three months ended December 31,		Year ended December 31,	
	2009	2008	2009	2008
Ports and Terminals	13.547	11.843	37.901	51.665
Maritime	48.338	55.131	199.646	206.818
Logistics	17.362	22.273	71.106	104.893
Eliminations	(0.119)	(0.129)	(0.417)	(0.421)
Revenue from freight and services	**79.128**	**89.118**	**308.236**	**362.955**
Ports and Terminals	(10.639)	(9.413)	(33.119)	(46.101)
Maritime	(24.076)	(38.264)	(109.769)	(140.086)
Logistics	(18.081)	(28.384)	(79.273)	(114.752)
Eliminations	0.119	0.129	0.417	0.421
Cost of freight and services	**(52.677)**	**(75.932)**	**(221.744)**	**(300.518)**
Ports and Terminals	(0.421)	(0.652)	(1.580)	(2.289)
Maritime	(9.742)	(8.583)	(36.298)	(26.704)
Logistics	(0.681)	(0.347)	(6.675)	(4.796)
Depreciation and amortization	**(10.844)**	**(9.582)**	**(44.553)**	**(33.789)**
Corporate expenses	(3.652)	(4.904)	(14.857)	(19.472)
Ports and Terminals	2.487	1.778	3.202	3.275
Maritime	14.520	8.284	53.579	40.028
Logistics	(1.400)	(6.458)	(14.842)	(14.655)
Other (expenses) income - Net	(0.194)	10.195	(0.483)	10.716
Operating Income	**11.761**	**8.895**	**26.599**	**19.892**
Financial (expenses) income - Net	(19.743)	(26.856)	(87.601)	(69.863)
Exchange gain (loss) - Net	(23.285)	123.841	(30.719)	145.504
Net financial cost	(43.028)	96.985	(118.320)	75.641
Gain (loss) before taxes	(31.267)	105.880	(91.721)	95.533
(Provision) benefit for taxes	(1.033)	(19.788)	(1.680)	(20.093)
Net income (loss) for the period	(32.300)	86.092	(93.401)	75.440
Attributable to:				
Minority interest	0.799	0.025	1.380	0.507
Equity holders of GTMM, S.A.B.	(33.099)	86.067	(94.781)	74.933
Weighted average outstanding shares (millions)	61.840	55.227	56.894	56.189
Income (loss) earnings per share (dollars / share)	(0.535)	1.558	(1.666)	1.334
Outstanding shares at end of period (millions)	102.024	55.227	102.024	55.227
Income (loss) earnings per share (dollars / share)	(0.324)	1.558	(0.929)	1.357

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Cash Flows*
- millions of dollars –

	Three months ended December 31,		Year ended December 31,	
	2009	2008	2009	2008
Cash flow from operation activities:				
Net (loss) Income before discontinuing operations	(32.300)	86.092	(93.401)	75.440
Charges (credits) to income not affecting resources:				
Depreciation & amortization	12.948	14.295	51.489	40.095
Deferred income taxes		18.542		18.542
Other non-cash items	37.487	(105.099)	108.523	(72.584)
Total non-cash items	50.435	(72.262)	160.012	(13.947)
Changes in assets & liabilities	3.908	30.845	(19.158)	(28.467)
Total adjustments	54.343	(41.417)	140.854	(42.414)
Net cash provided by operating activities	22.043	44.675	47.453	33.026
Cash flow from investing activities:				
Proceeds from sales of assets	3.949	1.096	15.784	2.104
Payments for purchases of assets	(7.404)	(96.291)	(60.941)	(394.428)
Sale of share of subsidiaries		15.258		15.258
Common stock decrease of subsidiaries			(0.202)	(0.490)
Dividends from non-consolidated subsidiaries			0.643	1.001
Net cash used in investment activities	(3.455)	(79.937)	(44.716)	(376.555)
Cash flow provided by financing activities:				
Short-term borrowings (net)		0.336	(0.939)	0.585
Sale (repurchase) of accounts receivable (net)	(34.721)	(7.233)	(56.388)	(29.010)
Repayment of long-term debt	(15.252)	(37.904)	(55.742)	(94.152)
Proceeds from issuance of long-term debt	12.241	4.037	21.073	632.852
Acquisition of treasury shares, net		(0.023)		(2.231)
Net cash (used in) provided by financing activities	(37.732)	(40.787)	(91.996)	508.044
Exchange losses on cash	3.615	(37.245)	5.053	(48.303)
Net (decrease) increase in cash	(15.529)	(113.294)	(84.206)	116.212
Cash at beginning of period	99.770	281.741	168.447	52.235
Cash at end of period	84.241	168.447	84.241	168.447

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.





Fourth-Quarter & Full-Year 2009 Financial and Operational Review

February 26, 2010

Forward-Looking Statements

Included in this presentation are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

On Today's Call...

◆ Jose Serrano, Chairman and CEO

◆ Jacinto Marina, Deputy CEO

◆ Carlos Aguilar, Administrative and Finance

◆ Luis Ocejo, Maritime

◆ Roberto Martinez, Ports and Terminals

4Q09 Accomplishments

◆ Improved operating profit and EBITDA

◆ Restructuring of Deutsche Bank Facility

- Reduced debt

- Increased capital

- Reduced cash requirements to service debt

- Free cash flow positive (operating cash flow after interest expense)

4Q09 Accomplishments
Restructuring of Deutsche Bank Facility ("DB")

- The facility was backed by:
  - Receivables from chemical tanker and harbor towage businesses, and from Logistics division
  - Shares of Logistics and Maritime Divisions
- Outstanding balance at December 22, 2009 of $104.7M
- VEX purchased from DB debt for $86.5M
- Debt exchanged for cash, subordinated debt and equity
- Trust subscribed 46.8 million nominative common shares at 88 cents/share or $4.40/ADR
- Subscribed and paid capital of 532.2 million pesos
- Current outstanding shares: 102,024,441
- DB restructured debt balance of $18.3M and released the receivables and shares of the Logistics division

Restructuring of DB
*Payments of Principal per Year**

◆ As a result of the restructuring of the Deutsche Bank Facility, TMM reduced its contractual payments for next 3 years by $85.9M



*All numbers in US$ Millions

TMM's Maritime Fleet
Added 1*0 Offshore and 3 Tankers in Y2009*



Chemical Tankers
Gulf of Mexico inter-coastal services
Fleet: 2 owned and 2 time-charters

Offshore Services
Campeche Sound
Fleet: 31 owned & 1 time -charter

Harbor Towage
Services at Manzanillo
Fleet: 5 owned

Product Tankers
Mainly serving Pacific coast & Gulf of Mexico
Fleet: 5 owned

Outstanding Utilization Given Weak International Markets

◆ No stacked product tankers or offshore vessels, unlike some of our competitors



Offshore Fleet



Product Tanker Fleet

Consolidated Operating & Financial Results

Revenue*



Operating Profit*



Operating Margin



All numbers in US$ Millions

Consolidated Operating & Financial Results

Corporate Expenses*



◆ The ratio of corporate expenses to total revenue fell to 4.7% in 4Q09 and to 4.8% for full year of 2009

*All numbers in US$ Millions

Compounded Yearly Growth Rate of 31%



EBITDA*

- 4Q 08: $18.5
- 4Q 09: $22.6 — 22.2%
- Y2006: $31.7
- Y2007: $44.6
- Y2008: $53.7
- Y2009: $71.1 — 124.3%

*All numbers in US$ Millions

Maritime

Revenue*



Operating Profit*



Operating Margin



*All numbers in US$ Millions

Maritime

Revenue 4Q09



- Offshore Vessels: $27.4
- Chemical Tankers: $8.0
- Harbor Towage: $2.5
- Product Tankers: $10.4

Revenue Y2009



- Harbor Towage: $9.6
- Chemical Tankers: $31.4
- Product Tankers: $55.9
- Offshore Vessels: $102.7

◆ **Q409 revenue and gross profit up at**
- Offshore vessels: +4 average vessels in operation and higher average daily rates
- Chemical tankers: Higher tariffs per ton and improved volumes
- Harbor towage: extraordinary revenues from tug operations off port

◆ **Q409 revenue, gross profit down at**
- Product tankers: -4 time charter vessels that were re-delivered
- Lower average daily rates

Maritime EBITDA



Maritime EBITDA*

43.8%

- 4Q 08: $16.9
- 4Q 09: $24.3



Maritime EBITDA*

34.8%

- Y2008: $66.7
- Y2009: $89.9



Run Rate EBITDA*

43.8%

- 4Q 08: $67.6
- 4Q 09: $97.2

All numbers in US$ Millions

Successful Business Strategy

OWNED FLEET REVENUE



All numbers ins US$ Millions

OWNED FLEET EBITDA



All numbers in US$ Millions

Ports and Terminals

◆ **4Q09-Revenue and operating profit up 14.4% and 38.9% respectively**

- Increased revenues at cruise ship segment and shipping agencies



◆ **Y2009-Revenue and operating profit down 26.7% and 2.2% respectively**

- Decreased automobile exports

- Cancelled cruise ships call- swine flu

- Partially offset by increased container volumes at M&R

Total Debt*

	As of December 31, 2008*	As of December 31, 2009*
Mexican Trust Certificates**	$626.1	$679.3
Securitization Facility	116.0	19.9
Other Corporate Debt	75.4	85.2
Total Debt	**$817.5**	**$784.4**

◆ Of TMM's total debt, only 2.9%, or $22.7M, is short-term debt

*Exchange Rate: 13.77 pesos/dollar at December 31, 2008 and 13.04 pesos/dollar at December 31, 2009
*US$ Millions
** Non-recourse to the Company

2010 Guidelines

	% Increase over 2009
Revenues:	
Ports and Terminals	5%
Maritime	16%
Operating Profit	
Ports and Terminals	15%
Maritime	20%
Corporate Expenses as % of sales	> 4.5%
EBIDTA	> $90*

*In US$ Million
** Does not include new projects nor Logistics



Fourth-Quarter & Full-Year 2009 Financial and Operational Review

February 26, 2009

